GulfMark Offshore, Inc. Announces Closing of Senior Notes Offering

     Houston, TX, July 21, 2004 - GulfMark Offshore, Inc. (NASDAQ: GMRK) announced today that it has closed a private placement of $160 million aggregate principal amount of 73/4% Senior Notes due 2014 (the "Notes"). The Notes are senior unsecured obligations of GulfMark and will not initially be guaranteed by any of its subsidiaries. The net proceeds of the offering will be used to purchase and redeem any and all of GulfMark's 8.75% Senior Notes due 2008, to repay a portion of indebtedness outstanding under our credit facility and for general corporate purposes.
The Notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.
GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty (50) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and India.

Contact: Edward A. Guthrie, Executive Vice President
                        (713) 963-9522

     This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.